UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

29 October 2020

Commission File Number 001-35079

LLOYDS BANK plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This report on Form 6-K shall be deemed incorporated by reference into the Bank's Registration Statement (File No. 333-231902-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Lloyds Bank Group's or its directors' and/or management's beliefs and expectations, are forward looking statements.

Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Lloyds Bank Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Lloyds Bank Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Lloyds Bank Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the coronavirus disease (COVID-19) outbreak and associated potential and/or actual UK or international lockdowns) and other disasters, adverse weather and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Lloyds Bank Group’s or Lloyds Banking Group plc’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Lloyds Bank Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Lloyds Bank Group's directors, management or employees including industrial action; changes to the Lloyds Bank Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Lloyds Bank Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and

FORWARD LOOKING STATEMENTS (continued)

disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts.

Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Lloyds Bank Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

 EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2020 and is being incorporated by reference into the Registration Statement with File no. 333-231902-01.

The comparative information included in the consolidated financial statements presented in this Form 6-K differs from that provided in the Group’s UK results for the nine months ended 30 September 2020. As reported in the Group’s 2018 Form 20-F, an adjusting post balance sheet event that occurred between the signing of the Group’s 2018 UK Annual Report and Accounts and its 2018 Form 20-F resulted in the charge recognised in respect of PPI complaints in the Group’s 2018 Form 20-F being £649 million greater than that recorded in the Group’s 2018 UK Annual Report and Accounts. Consequently, the charge recognised by the Group in its UK results for the nine months ended 30 September 2019 was £649 million greater than in the comparatives shown in this Form 6-K.

FINANCIAL REVIEW

Income statement

The Group’s results have been significantly affected by the coronavirus pandemic and its impact upon the UK economy. During the nine months to 30 September 2020, the Group recorded a profit before tax of £620 million compared with a profit before tax in the nine months to 30 September 2019 of £3,211 million, a decrease of £2,591 million which was largely driven by a significantly increased impairment charge due to changes to the Group’s economic outlook for the UK as a result of the coronavirus pandemic.

Total income decreased by £1,695 million, or 13 per cent, to £11,234 million in the nine months to 30 September 2020 compared with £12,929 million in the nine months to 30 September 2019; there was an £827 million decrease in net interest income and a decrease of £868 million in other income.

Net interest income was £8,326 million in the nine months to 30 September 2020, a decrease of £827 million, or 9 per cent, compared to £9,153 million in the nine months to 30 September 2019. The net interest margin reduced as a result of the lower rate environment, actions taken to support customers, including free overdrafts, and a change in asset mix, largely as a result of reduced levels of customer demand during the coronavirus pandemic. Average interest-earning assets were broadly stable with growth due to government-backed lending to support corporate customers through the coronavirus crisis and the full impact of the 2019 Tesco acquisition offset by lower balances in the closed mortgage book and credit cards, as well as the impact of the continued optimisation of the corporate and institutional book within Commercial Banking.

Other income was £868 million, or 23 per cent, lower at £2,908 million in the nine months to 30 September 2020 compared to £3,776 million in the nine months to 30 September 2019. Net fee and commission income fell, reflecting reduced current account, card and other transaction-based income streams, as a result of lower levels of customer activity driven by the coronavirus pandemic. The reduction in fee income also reflects the impact of the sale of a wealth management business to a fellow Lloyds Banking Group subsidiary during 2019. Reduced other operating income reflected lower operating lease rental income, in line with the reduced Lex Autolease vehicle fleet, and a reduced level of recharges to other Lloyds Banking Group entities as costs have fallen.

Operating expenses decreased by £2,072 million, or 24 per cent, to £6,667 million in the nine months to 30 September 2020 compared to £8,739 million in the nine months to 30 September 2019. There was a £1,772 million decrease in regulatory provisions and a £300 million decrease in other operating expenses. The regulatory provisions charge was £225 million compared to £1,997 million in the nine months to 30 September 2019. The charge in 2019 included £1,800 million relating to payment protection insurance (PPI); no further provision was made in the nine months to 30 September 2020. Good progress has been made with the review of PPI information requests received and the conversion rate remains low and consistent with the provision assumption of around 10 per cent. The unutilised provision at 30 September 2020 was £324 million.

Other operating costs were lower, despite continued investment in the Group’s digital proposition and the impact of coronavirus-related costs, as a result of continued cost discipline, efficiencies gained through digitalisation and other process and organisational improvements as well as lower variable remuneration accruals. Restructuring costs, within other operating costs included increased property optimisation and severance costs, offset by reductions following the completion of MBNA integration.

The impairment charge was significantly higher in the first nine months of the year at £3,947 million (nine months to 30 September 2019: £979 million). This was primarily driven by the charge taken in the first half of the year for potential future losses in light of the Group's revised economic outlook for the UK due to the coronavirus pandemic; the charge taken for the last three months reflects the relative economic stability in the quarter and is broadly in line with pre-crisis levels. Total expected credit loss allowances (ECL) continue to reflect the net impact of economic scenarios and Government support programmes with the increase on prior year of some £3 billion building additional balance sheet resilience.

FINANCIAL REVIEW (continued)

Observed credit quality remains robust with arrears and defaults remaining low given the temporary support measures, including payment holidays and furlough arrangements, which are available. The third quarter charge includes a £205 million management overlay to offset model releases based on third quarter performance, given temporary support programmes. The charge for the quarter also includes a £95 million release reflecting minor changes to the updated economic outlook, largely relating to house price growth assumptions.

The ECL allowance at 30 September 2020 remains high by historical standards and, consistent with the Group's updated macroeconomic projections, assumes that a large proportion of expected losses will crystallise over the next 12 months as support measures subside and unemployment increases.

The Group’s outlook and IFRS 9 base case economic scenario used to calculate ECL have been updated to reflect a more resilient economic performance in 2020 than was anticipated at the half-year, in particular with respect to positive house prices, albeit with no material change to the Group’s medium and long-term views.

The Group’s ECL allowance continues to reflect a probability-weighted view of future economic scenarios with a 30 per cent weighting applied to base case, upside and downside scenarios and a 10 per cent weighting to the severe downside. All scenarios have deteriorated significantly in comparison to their equivalents at the 2019 year end, although they have remained broadly consistent over the three months to 30 September 2020. The base case upon which these scenarios are built now assumes that unemployment reaches a rate of 9.0 per cent in the first quarter of 2021, representing the same peak assumed at the half year, albeit one quarter later. The updated base case also recognises recent growth in house prices which drives an improved near-term forecast relative to that taken at 30 June 2020. This improvement, alongside a more resilient view on commercial real estate prices, has driven a £0.1 billion reduction to ECL in the third quarter of 2020.

At the half-year an adjustment was made to the severe downside scenario, which was reflected as an overlay, to recognise the greater levels of uncertainty in the short-term economic outlook and therefore a greater severity of potential adverse shocks than the modelled severe downside scenario generates. The adjusted severe downside scenario assumes a peak unemployment rate of 12.5 per cent in the second quarter of 2021 and a GDP drop of 13.3 per cent in 2020. The impact of this adjustment has been estimated at portfolio level, but remains outside the core IFRS 9 process and as such is reflected as a central overlay of £200 million, corresponding to an estimated £2 billion higher ECL provision within the severe downside scenario.

Stage 2 loans and advances to customers have remained stable in the third quarter at 11.5 per cent of the book reflecting the relative stability of the Group’s asset quality performance and forward-looking economic assumptions. Prudent adjustment of the criteria used to trigger movement from Stage 1 to Stage 2 within the credit card portfolio has resulted in an additional £1.4 billion of up-to-date assets moving to a Stage 2 lifetime ECL basis.

In the absence of other credit risk indicators, the granting of payment holidays for coronavirus-related requests is not currently in and of itself an indication of a significant increase in credit risk and therefore will not automatically result in a customer balance moving from Stage 1 to Stage 2. Correspondingly, the removal of a customer from payment holiday status does not result in any change in stage from that which otherwise would have been recognised. The Group’s coverage of Stage 2 assets increased slightly to 4.6 per cent reflecting the additional cards assets in Stage 2 whilst coverage of Stage 3 assets has increased to 30.8 per cent at 30 September 2020.

FINANCIAL REVIEW (continued)

Overall the Group’s loan portfolio continues to be well-positioned, reflecting a through-the-cycle approach to credit risk and high levels of security. The Retail portfolio is heavily weighted toward high quality mortgage lending where low loan-to-value ratios provide security against potential risks. The prime consumer finance portfolio also benefits from high quality growth in past periods and the Group’s prudent risk appetite. The commercial portfolio reflects a diverse client base with relatively limited exposure to the most vulnerable sectors so far affected by the coronavirus outbreak. Within Commercial Banking, the Group’s management of concentration risk includes single name and country limits as well as controls over the overall exposure to certain higher risk and vulnerable sectors or asset classes.

There was a tax credit of £307 million in the nine months to 30 September 2020 compared to a charge of £1,054 million in the nine months to 30 September 2019 primarily as a result of a credit of c £440 million arising on remeasurement of the Group’s deferred tax balances following the UK Government’s decision to maintain the corporation tax rate at 19 per cent, which was substantively enacted on 17 March 2020.

Profit for the period, after tax, was £927 million compared to £2,157 million in the nine months to 30 September 2019.

Balance sheet and capital

Total assets were £25,520 million, or 4 per cent, higher at £606,888 million at 30 September 2020 compared to £581,368 million at 31 December 2019. Cash and balances at central banks were £13,514 million higher at £52,394 million reflecting increased liquidity holdings. Financial assets at amortised cost increased by £6,420 million to £492,921 million at 30 September 2020 compared to £486,501 million at 31 December 2019, mainly as a result of an increase in reverse repurchase agreement balances, due to favourable credit spreads. Other loans and advances to customers, net of impairment allowances, were broadly flat as increases in the open mortgage book and in corporate and SME lending, reflecting take-up of Government support schemes, was offset by reductions in the closed mortgage book along with reductions in credit card and motor finance balances, primarily as a result of reduced customer activity in the second quarter, and increased impairment allowances.

Financial assets at fair value through other comprehensive income were £3,355 million higher at £27,972 million compared to £24,617 million at 31 December 2019, reflecting increased holdings of government stock as a result of favourable credit spreads available.

Total liabilities were £23,234 million, or 4 per cent, higher at £565,703 million compared to £542,469 million at 31 December 2019. Deposits from banks were £3,621 million higher at £27,214 million reflecting increased repurchase agreement balances. Customer deposits were £36,595 million, or 9 per cent, higher at £433,434 million compared to £396,839 million at 31 December 2019, as a result of growth in retail current and savings accounts and commercial deposits. Retail current account growth was significant, in part due to lower levels of customer spending as well as reliance on trusted brands; the growth in Commercial Banking includes the impact within the SME portfolio from the placement of government-supported lending on deposit. In part offsetting these increases, debt securities in issue were £15,590 million, or 20 per cent, lower at £60,841 million as the Group has taken advantage of other, more attractive, funding sources.

The Group's credit ratings continue to reflect the resilience of the Group's business model and the strength of the balance sheet. In October, Moody’s downgraded Lloyds Bank plc from Aa3/Negative to A1/Stable due to the removal of the uplift for Government support. This was triggered by the downgrade of the UK sovereign rating a few days earlier given the agencies’ pandemic and Brexit concerns, but did not impact the standalone rating of the Bank. Over the year both S&P and Fitch have affirmed the Group’s ratings, albeit with negative outlooks to reflect their concerns over the UK economy.

Total equity increased by £2,286 million, or 6 per cent, from £38,899 million at 31 December 2019 to £41,185 million at 30 September 2020, mainly due to profit for the period, the issuance of £1,070 million of other equity instruments and an increase in the net surplus relating to the Group’s post-retirement defined benefit schemes as credit spreads widened over the first nine months of 2020.

FINANCIAL REVIEW (continued)

The Group’s common equity tier 1 capital ratio increased to 15.0 per cent1 from 14.3 per cent at 31 December 2019 as the impact of the impairment charge on the Group’s profits was largely mitigated through the increase in IFRS 9 transitional relief for capital. In addition, excess expected losses reduced to nil as they absorbed part of the increase in IFRS 9 expected credit losses. The resultant increases in capital were offset in part by pensions contributions made during the period and an increase in deferred tax assets and intangibles deducted from capital.

The tier 1 capital ratio increased to 19.3 per cent1 from 18.3 per cent at 31 December 2019, primarily reflecting the increase in common equity tier 1 capital and new AT1 issuances, offset in part by the annual reduction in the transitional limit applied to grandfathered AT1 capital. The total capital ratio increased to 22.8 per cent1 from 22.1 per cent at 31 December 2019, largely reflecting the increase in tier 1 capital.

Reflecting the full impact of IFRS 9 at 30 September 2020, without the application of transitional arrangements, the Group’s common equity tier 1 capital ratio would be 13.8 per cent1, the tier 1 capital ratio would be 18.1 per cent1 and the total capital ratio would be 22.2 per cent1.

Risk-weighted assets increased by £14 million to £171,954 million at 30 September 2020, compared to £171,940 million at 31 December 2019 largely reflecting the impact of credit migrations, retail model calibrations, and the full implementation of the new securitisation framework. These increases have been offset by reductions in underlying lending balances (excluding government-backed lending schemes that attract limited to no risk-weighted assets), optimisation activity undertaken in Commercial Banking and the impact of the revised SME supporting factor.

The Group’s UK leverage ratio increased to 5.4 per cent1, (31 December 2019: 5.1 per cent), primarily driven by the increase in tier 1 capital.

1       Incorporating profits for the period that remain subject to formal verification in accordance with the Capital Requirements Regulation.

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)	Nine months ended 30 Sept 2020	Nine months ended 30 Sept 2019
	£million	£million

Net interest income	8,326	9,153
Other income	2,908	3,776
Total income	11,234	12,929
Total operating expenses	(6,667)	(8,739)
Trading surplus	4,567	4,190
Impairment	(3,947)	(979)
Profit before tax	620	3,211
Tax credit (expense)	307	(1,054)
Profit for the period	927	2,157

Profit attributable to ordinary shareholders	593	1,915
Profit attributable to other equity holders	313	211
Profit attributable to equity holders	906	2,126
Profit attributable to non-controlling interests	21	31
Profit for the period	927	2,157

CONDENSED CONSOLIDATED BALANCE SHEET	At 30 Sept 2020	At 31 Dec 2019
	£million	£million
	(unaudited)	(audited)
Assets
Cash and balances at central banks	52,394	38,880
Financial assets at fair value through profit or loss	2,112	2,284
Derivative financial instruments	9,320	8,494
Loans and advances to banks	6,392	4,852
Loans and advances to customers	480,386	474,470
Debt securities	5,247	5,325
Due from fellow Lloyds Banking Group undertakings	896	1,854
Financial assets at amortised cost	492,921	486,501
Financial assets at fair value through other comprehensive income	27,972	24,617
Other assets	22,169	20,592
Total assets	606,888	581,368

Liabilities
Deposits from banks	27,214	23,593
Customer deposits	433,434	396,839
Deposits from fellow Lloyds Banking Group undertakings	6,729	4,893
Financial liabilities at fair value through profit or loss	8,374	7,702
Derivative financial instruments	9,021	9,831
Debt securities in issue	60,841	76,431
Subordinated liabilities	10,765	12,586
Other liabilities	9,325	10,594
Total liabilities	565,703	542,469

Shareholders’ equity	35,168	33,973
Other equity interests	5,935	4,865
Non-controlling interests	82	61
Total equity	41,185	38,899
Total equity and liabilities	606,888	581,368

ADDITIONAL FINANCIAL INFORMATION

1.	Basis of presentation

This release covers the results of Lloyds Bank plc (the Bank) together with its subsidiaries (the Group) for the nine months ended 30 September 2020.

Accounting policies

The accounting policies are consistent with those applied by the Group in its 2019 Annual Report on Form 20-F.

2.	Capital

Capital and leverage ratios reported as at 30 September 2020 incorporate profits for the nine months that remain subject to formal verification in accordance with the Capital Requirements Regulation. The Group’s Q3 2020 Interim Pillar 3 Report can be found at www.lloydsbankinggroup.com/investors/financial-performance/

3.	Forward-looking information

The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. In order to do this, the Group has developed an economic model to project a wide range of key impairment drivers using information derived mainly from external sources. These drivers include factors such as the unemployment rate, the house price index, commercial property prices and corporate credit spreads. The model-generated economic scenarios for the six years beyond 2020 are mapped to industry-wide historical loss data by portfolio. Combined losses across portfolios are used to rank the scenarios by severity of loss.

Alongside a defined central economic scenario, reflecting the Group’s base case assumptions used for medium-term planning purposes, three further economic scenarios are generated to represent the range of future outcomes. The upside, downside and severe downside scenarios are produced by averaging across a group of constituent scenarios around the 15th, 75th and 95th percentiles of the estimated loss distribution around the central case, with the central case expected to lie in the vicinity of the 45th percentile. These locations correspond to scenario weightings that allow for the inclusion of a relatively unlikely severe downside scenario associated with relatively large credit losses. At 31 December 2019 and 30 September 2020, the base case, upside and downside scenarios each carry a 30 per cent weighting, while the severe downside scenario is weighted at 10 per cent. The weights reflect the location of the economic scenarios on the estimated loss distribution.

Following review of the severe downside scenario generated by the modelled approach described above, a judgement was made to increase the severity of GDP and unemployment dispersion from the base case. Whilst the modelled approach gives an unbiased method of creating a loss distribution, it is built on historic experience that does not yet fully capture the unprecedented complexities of the current economic environment and the risk of inflated near-term shocks. The impact of this change has been reflected as a central overlay to reflect the incremental ECL estimated outside the core ECL calculation process. The following economic assumptions include both the modelled severe scenario – used in portfolio level ECL and staging assessment, and the adjusted severe downside - used to generate the final ECL through a central overlay in recognition of more adverse economic outcomes.

ADDITIONAL FINANCIAL INFORMATION (continued)

The key UK economic assumptions made by the Group are shown below. Compounded growth rates have been calculated on a geometric average basis, they were previously calculated on an arithmetic average basis:

Impact of economic assumptions

	Base case	Upside	Downside	Modelled severe	Adjusted severe
	%	%	%	%	%
At 30 September 2020
GDP	0.4	0.6	0.0	(0.4)	(0.8)
Interest rate	0.15	0.89	0.13	0.04	0.04
Unemployment rate	5.8	5.4	6.7	7.7	8.3
House price growth	0.7	4.7	(4.2)	(8.8)	(8.8)
Commercial real estate price growth	(0.7)	2.2	(3.4)	(7.8)	(7.8)

At 31 December 2019
GDP	1.4	1.7	1.2	0.5	n/a
Interest rate	1.25	2.04	0.49	0.11	n/a
Unemployment rate	4.3	3.9	5.8	7.2	n/a
House price growth	1.0	4.8	(3.2)	(7.7)	n/a
Commercial real estate price growth	0.0	1.8	(3.8)	(7.1)	n/a

Average economic assumptions do not reveal the extent of expected variation throughout the five-year period. The following tables illustrate the mutability of each assumption over time. Metrics quoted for the first and second quarters of 2020 reflect actual observed economics.

Base Case Scenario by Quarter1

	2020	2020	2020	2020	2021	2021	2021	2021
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Base Case	%	%	%	%	%	%	%	%

GDP	(2.2)	(20.4)	16.2	2.7	1.0	0.9	0.9	0.8
Interest rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	3.9	3.9	5.3	7.7	9.0	8.1	7.4	6.6
House price growth	2.8	2.6	5.4	2.0	1.0	0.3	(4.0)	(4.0)
Commercial real estate price growth	(5.0)	(7.8)	(8.9)	(12.0)	(10.2)	(7.3)	(5.7)	(0.6)

1 GDP presented quarter on quarter, house price growth and commercial real estate price growth presented year on year.

ADDITIONAL FINANCIAL INFORMATION (continued)

Scenarios by year

Key annual assumptions made by the Group. GDP is presented as an annual change, house price growth and commercial real estate price growth is presented as the growth in the respective indices within the period. Interest rate and unemployment rate are averages in the period.

	2020	2021	2022	2020-22
	%	%	%	%
Base Case
GDP	(10.0)	6.0	3.0	(1.7)
Interest rate	0.10	0.10	0.10	0.10
Unemployment rate	5.2	7.8	5.9	6.3
House price growth	2.0	(4.0)	1.0	(1.1)
Commercial real estate price growth	(12.0)	(0.6)	4.1	(8.9)

Upside
GDP	(9.9)	7.0	3.2	(0.5)
Interest rate	0.13	0.80	1.26	0.73
Unemployment rate	5.2	7.2	5.2	5.8
House price growth	3.2	0.2	6.7	10.4
Commercial real estate price growth	(5.8)	10.4	5.2	9.3

Downside
GDP	(10.5)	4.8	2.5	(3.8)
Interest rate	0.10	0.11	0.12	0.11
Unemployment rate	5.2	8.3	6.9	6.8
House price growth	1.2	(9.4)	(6.1)	(13.9)
Commercial real estate price growth	(15.7)	(8.7)	1.3	(22.0)

Severe downside – modelled
GDP	(10.8)	3.0	1.9	(6.3)
Interest rate	0.08	0.02	0.02	0.04
Unemployment rate	5.3	9.1	8.4	7.6
House price growth	0.3	(13.4)	(12.9)	(24.3)
Commercial real estate price growth	(20.8)	(19.7)	(4.1)	(39.0)

Severe downside – adjusted
GDP	(13.3)	(0.7)	5.2	(9.4)
Interest rate	0.08	0.02	0.02	0.04
Unemployment rate	5.4	11.6	9.2	8.7
House price growth	0.3	(13.4)	(12.9)	(24.3)
Commercial real estate price growth	(20.8)	(19.7)	(4.1)	(39.0)

ADDITIONAL FINANCIAL INFORMATION (continued)

4.	Loans and advances to customers

	Total	Stage 1	Stage 2	Stage 3	POCI[1]	Stage 2 as % of total	Stage 3 as % of total
	£m	£m	£m	£m	£m	%	%
At 30 September 2020
Gross lending
Retail:
UK Mortgages	288,810	241,747	32,432	1,846	12,785	11.2	0.6
Credit cards	15,632	11,894	3,421	317	—	21.9	2.0
UK Motor Finance	15,350	12,276	2,838	236	—	18.5	1.5
Other[2]	28,192	25,691	2,051	450	—	7.3	1.6
	347,984	291,608	40,742	2,849	12,785	11.7	0.8
Commercial Banking:
SME	32,397	26,421	5,098	878	—	15.7	2.7
Other	46,391	33,856	9,955	2,580	—	21.5	5.6
	78,788	60,277	15,053	3,458	—	19.1	4.4
Central items	59,345	59,260	13	72	—	0.0	0.1

Total gross lending	486,117	411,145	55,808	6,379	12,785	11.5	1.3

Expected credit loss allowance on drawn balances	(5,731)	(1,206)	(2,328)	(1,869)	(328)
Net balance sheet carrying value	480,386	409,939	53,480	4,510	12,457

[1]	Purchased or originated credit-impaired.

[2]	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)

	Total	Stage 1	Stage 2	Stage 3	POCI	Stage 2 as % of total	Stage 3 as % of total
	£m	£m	£m	£m	£m	%	%
At 31 December 2019[1]
Gross lending
Retail:
UK Mortgages	289,198	257,043	16,935	1,506	13,714	5.9	0.5
Credit cards	18,198	16,132	1,681	385	—	9.2	2.1
UK Motor Finance	15,976	13,884	1,942	150	—	12.2	0.9
Other[2]	21,111	18,692	1,976	443	—	9.4	2.1
	344,483	305,751	22,534	2,484	13,714	6.5	0.7
Commercial Banking:
SME	30,433	27,206	2,507	720	—	8.2	2.4
Other	48,865	43,032	3,418	2,415	—	7.0	4.9
	79,298	70,238	5,925	3,135	—	7.5	4.0
Central items	53,852	53,778	46	28	—	0.1	0.1
Total gross lending	477,633	429,767	28,505	5,647	13,714	6.0	1.2
Expected credit loss allowance on drawn balances	(3,163)	(669)	(993)	(1,359)	(142)
Net balance sheet carrying value	474,470	429,098	27,512	4,288	13,572

[1]	Restated to reflect migration of certain customer relationships from SME business within Commercial Banking to Business Banking within Retail.

[2]	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)

5.	Expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers

	Total		Stage 1		Stage 2		Stage 3		POCI
At 30 September 2020	£m	%[1,2]	£m	%[1,2]	£m	%[1,2]	£m	%[1,2]	£m	%[1,2]

Retail:
Secured	1,143	0.4	109	0.0	507	1.6	199	10.8	328	2.6
Credit Cards	998	6.4	249	2.1	644	18.8	105	42.3	–	–
UK Motor Finance[3]	557	3.6	198	1.6	215	7.6	144	61.0	–	–
Other[4]	921	3.3	328	1.3	431	21.0	162	48.2	–	–
	3,619	1.0	884	0.3	1,797	4.4	610	22.9	328	2.6
Commercial Banking:
SME	529	1.6	137	0.5	261	5.1	131	14.9	–	–
Other	1,841	4.0	157	0.5	531	5.3	1,153	44.7	–	–
	2,370	3.0	294	0.5	792	5.3	1,284	37.1	–	–
Central items	225	0.4	211	0.4	1	7.7	13	18.1	–	–
Total	6,214	1.3	1,389	0.3	2,590	4.6	1,907	30.8	328	2.6

Drawn	5,731		1,206		2,328		1,869		328
Undrawn	483		183		262		38		–
Total	6,214		1,389		2,590		1,907		328

[1]	As a percentage of drawn balances.

[2]	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £69 million and £114 million in Loans, Overdrafts and Business Banking within Retail other.

[3]	UK Motor Finance for Stages 1 and 2 include £188 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

[4]	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)

	Total		Stage 1		Stage 2		Stage 3		POCI
At 31 December 2019	£m	%[1,2]	£m	%[1,2]	£m	%[1,2]	£m	%[1,2]	£m	%[1,2]

Retail:
Secured	569	0.2	24	–	281	1.7	122	8.1	142	1.0
Credit Cards	546	3.0	203	1.3	218	13.0	125	41.0	–	–
UK Motor Finance[3]	387	2.4	216	1.6	87	4.5	84	56.0	–	–
Other[4]	588	2.8	196	1.0	233	11.8	159	50.0	–	–
	2,090	0.6	639	0.2	819	3.6	490	21.5	142	1.0
Commercial Banking:
SME	273	0.9	45	0.2	127	5.1	101	14.0	–	–
Other	946	1.9	60	0.1	123	3.6	763	31.6	–	–
	1,219	1.5	105	0.1	250	4.2	864	27.6	–	–
Central items	27	0.1	16	0.0	1	2.2	10	35.7	–	–
Total	3,336	0.7	760	0.2	1,070	3.8	1,364	25.1	142	1.0

Drawn	3,163		669		993		1,359		142
Undrawn	173		91		77		5		–
Total	3,336		760		1,070		1,364		142

[1]	As a percentage of drawn balances.

[2]	Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries in Credit Cards of £80 million and £125 million in Loans, Overdrafts and Business Banking within Retail other.

[3]	UK Motor Finance for Stages 1 and 2 include £201 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.

[4]	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)

6.	Stage 2 loans and advances to customers

	Up to date						1-30 days past due			Over 30 days past due
	PD movements			Other
	Gross lending	ECL		Gross lending	ECL		Gross lending	ECL		Gross lending	ECL
	£m	£m	%[1]	£m	£m	%[1]	£m	£m	%[1]	£m	£m	%[1]
At 30 September 2020
Retail:

Secured	20,745	207	1.0	8,256	142	1.7	1,719	55	3.2	1,712	103	6.0
Credit cards	2,882	497	17.2	424	105	24.8	84	27	32.1	31	15	48.4
UK Motor Finance	888	79	8.9	1,777	69	3.9	136	46	33.8	37	21	56.8
Other[2]	935	221	23.6	784	105	13.4	215	70	32.6	117	35	29.9
	25,450	1,004	3.9	11,241	421	3.7	2,154	198	9.2	1,897	174	9.2
Commercial Banking:
SME	4,818	241	5.0	148	7	4.7	60	8	13.3	72	5	6.9
Other	9,442	523	5.5	220	5	2.3	19	1	5.3	274	2	0.7
	14,260	764	5.4	368	12	3.3	79	9	11.4	346	7	2.0
Central items	—	—	—	13	1	7.7	—	—	—	—	—	—

Total	39,710	1,768	4.5	11,622	434	3.7	2,233	207	9.3	2,243	181	8.1

[1]	ECL allowances as a percentage of drawn balances.

[2]	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

ADDITIONAL FINANCIAL INFORMATION (continued)

	Up to date						1-30 days past due			Over 30 days past due
	PD movements			Other
	Gross lending	ECL		Gross lending	ECL		Gross lending	ECL		Gross lending	ECL
	£m	£m	%[1]	£m	£m	%[1]	£m	£m	%[1]	£m	£m	%[1]
At 31 December 2019
Retail:

Secured	10,846	83	0.8	2,593	107	4.1	1,876	33	1.8	1,620	58	3.6
Credit cards	1,093	129	11.8	423	47	11.1	124	26	21.0	41	16	39.0
UK Motor Finance	543	27	5.0	1,232	30	2.4	135	21	15.6	32	9	28.1
Other[2]	893	102	11.4	711	54	7.6	238	50	21.0	134	27	20.1
	13,375	341	2.5	4,959	238	4.8	2,373	130	5.5	1,827	110	6.0
Commercial Banking:[3]
SME	2,014	104	5.2	410	17	4.1	56	6	10.7	27	—	—
Other	1,881	75	4.0	1,238	45	3.6	61	2	3.3	238	1	0.4
	3,895	179	4.6	1,648	62	3.8	117	8	6.8	265	1	0.4
Central items	—	—	—	42	1	2.4	1	—	0.0	3	—	0.0

Total	17,270	520	3.0	6,649	301	4.5	2,491	138	5.5	2,095	111	5.3

[1]	ECL allowances as a percentage of drawn balances as at 31 December 2019 restated to reflect migration of certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail.

[2]	Retail Other includes Business Banking, Loans, Overdrafts, Europe and Retail run-off.

[3]	Stage 2 up to date loans are assigned to PD movement if they also meet other triggers. This represents a change in presentation for Commercial Banking where these loans were reported in Other at 31 December 2019.

7.	Commercial Banking lending in key coronavirus-impacted sectors[1]

	At 30 September 2020
	Drawn	Undrawn	Drawn as a % of loans and advances
	£bn	£bn	%

Retail non-food	2.2	1.5	0.5
Automotive dealerships[2]	1.7	2.2	0.1
Oil and gas	1.4	2.4	0.3
Construction	1.3	1.6	0.3
Hotels	1.9	0.3	0.4
Passenger transport	1.3	0.5	0.3
Leisure	0.7	0.7	0.2
Restaurants and bars	0.8	0.2	0.2
Total	11.3	9.4	2.3

[1]	Lending classified using ONS SIC codes at legal entity level.

[2]	Automotive dealerships includes Black Horse Motor Wholesale lending (within Retail Division).

ADDITIONAL FINANCIAL INFORMATION (continued)

The spread of coronavirus has resulted in widespread industry disruption, with some sectors such as travel, transportation, retail and hospitality particularly impacted. As a proportion of the Group’s overall lending, these sectors remain relatively modest. The Group expects recovery to be slow in a number of vulnerable sectors and anticipates long-term structural changes in these and other sectors. As a result, sector and credit risk appetite continues to be proactively managed to ensure the Group is protected and clients are supported in the right way.

8	Support measures

Retail payment holiday characteristics1

	Mortgages		Cards		Loans		Motor		Total
	000s	£bn	000s	£bn	000s	£bn	000s	£bn	000s	£bn

Total payment holidays granted	477	62.7	320	1.6	264	2.1	132	2.2	1,193	68.6
First payment holiday still in force	14	1.9	24	0.1	23	0.2	12	0.2	73	2.4
Matured payment holidays - repaying	384	49.5	238	1.2	201	1.6	103	1.7	927	54.0
Matured payment holidays - extended	61	9.1	38	0.2	34	0.3	9	0.2	142	9.8
Matured payment holidays – missed payment	18	2.2	19	0.1	7	0.0	8	0.1	51	2.4

As a percentage of total matured
Matured payment holidays - repaying	83%	82%	81%	80%	83%	82%	86%	84%	83%	82%
Matured payment holidays - extended	13%	15%	13%	14%	14%	15%	8%	10%	13%	15%
Matured payment holidays – missed payment	4%	4%	6%	6%	3%	2%	6%	7%	5%	4%

[1]	Mortgages, credit cards and personal loans at 24 October 2020; motor finance at 23 October 2020. Analysis of mortgage payment holidays excludes St James Place, Intelligent Finance and Tesco; motor finance payment holidays excludes Lex Autolease. Total payment holidays granted are equal to the sum of first payment holiday still in force and matured payment holidays.

ADDITIONAL FINANCIAL INFORMATION (continued)

Government-backed loan schemes1

	000s	£bn

Coronavirus Business Interruption Loan Scheme	9	2.0

Bounce Back Loan Scheme	278	8.4

[1]	Data as at 23 October 2020.

Around 1.2 million retail payment holidays, on £69 billion of lending, have been granted to help alleviate temporary financial pressure on customers during the crisis, of which there are c.73,000 (£2.4 billion) where the first payment holiday is still in force and 1.1 million (£66.2 billion) that have matured, including c.142,000 (£9.8 billion) that have then been extended. Payment holidays of up to three months have been granted across a range of retail products including mortgages, personal loans, credit cards and motor finance, with extensions available of up to three months should customers request them.

The vast majority of first payment holidays (96 per cent) have now matured, of which 82 per cent by value have restarted payments, 15 per cent have been extended and 4 per cent have missed payment. Of the mortgage payment holidays that have been extended 30 per cent have now matured with around 90 per cent having resumed payment.

Mortgages account for the largest proportion of payment holidays, with a total of around 477,000 having been granted, equating to customer balances of £62.7 billion. As at 24 October 2020, 97 per cent, or 463,000, have matured with 83 per cent, or 384,000, of those having resumed repayments, 13 per cent extended and 4 per cent having missed payment. The average LTV of customers extending their mortgage payment holidays and still in extension remains relatively low at 51.6 per cent, compared to 43.5 per cent for the total mortgage book.

The Group also granted 320,000 payment holidays on £1.6 billion of credit card balances, 264,000 payment holidays on £2.1 billion of unsecured personal loans and 132,000 payment holidays on £2.2 billion of motor finance products. These products are also experiencing c.80 per cent of customers resuming payments at the end of their payment holidays. Only £0.2 billion of credit card balances have been subject to a payment holiday extension and are still in extension, with £0.1 billion having missed payment.

Across all products, customers who are still in extension remain of a typically lower credit quality than the wider book and tend to have higher average balances than customers who have not requested payment holidays.

The Group continues to recognise interest income for the duration of payment holidays and in the absence of other credit risk indicators, the granting of a coronavirus-related payment holiday does not automatically result in a transfer between stages for the purposes of IFRS 9, albeit 35 per cent are classified as Stage 2 based on established criteria.

Within SME, the Group has granted c.33,000 capital repayment holidays, equivalent to c.£5.9 billion with low levels of maturities to date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc
By:	/s/ William Chalmers
	Name:	William Chalmers
	Title:	Chief Financial Officer

Dated:		29 October 2020